UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              POORE BROTHERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   732813-10-0
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 732813-10-0                 13G                      Page 2 of 5 Pages
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1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Mark S. Howells
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY

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 4.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
                              5.    SOLE VOTING POWER
      NUMBER OF                         753,137 shares
       SHARES             ------------------------------------------------------
    BENEFICIALLY              6.    SHARED VOTING POWER
      OWNED BY                          -0-
        EACH              ------------------------------------------------------
      REPORTING               7.    SOLE DISPOSITIVE POWER
       PERSON                           753,137 shares
        WITH              ------------------------------------------------------
                              8.    SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               753,137 shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.13%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

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CUSIP No. 732813-10-0                                          Page 3 of 5 Pages
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Item 1(a).   Name of Issuer:

                  Poore Brothers, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  3500 South La Cometa Drive
                  Goodyear, Arizona 85338

Item 2(a).   Name of Person Filing:

                  Mark S. Howells

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                  Principal Business Office:
                  Arizona Securities Group, Inc.
                  2390 East Camelback Road, Suite 203
                  Phoenix, Arizona 85016

Item 2(c).   Citizenship:

                  United States

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).   CUSIP Number:

                  732813-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]  Broker or Dealer registered under section 15 of the Act,

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CUSIP No. 732813-10-0                                          Page 4 of 5 Pages
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         (b) [ ] Bank as defined in section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment   Adviser   registered  under  section  203  of  the
                 Investment Advisers Act of 1940,

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] Parent    Holding    Company,    in   accordance    with   Rule
                 13d-1(b)(1)(ii)(G),

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     Ownership.

         (a)  Amount beneficially owned:

                  753,137 shares (includes 385,000 shares which are issuable upon the exercise of stock options; excludes 60,000 shares held of record by trusts with a former spouse of Mr. Howells for the benefit of Mr. Howells' children; excludes 15,000 shares which are issuable upon the exercise of stock options that are not exercisable within 60 days).

         (b) Percent of class:

                  10.13%

         (c) Number of shares as to which such person has:
               (i)      Sole power to vote or to direct the vote: 753,137 shares
               (ii)     Shares power to vote or to direct the vote:  -0-
               (iii)    Sole power to dispose or to direct the disposition of:
                                                                  753,137 shares
               (iv)     Shares power to dispose or to direct the disposition of:
                                                                             -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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CUSIP No. 732813-10-0                                          Page 5 of 5 Pages
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Mr. Howells is a principal and the President and Chairman of Arizona Securities Group, Inc., a registered securities broker-dealer. Jeffrey J. Puglisi, also a principal and the Senior Vice President of Arizona Securities Group, Inc., is also the beneficial owner of shares of Poore Brothers' common stock. Mr. Howells does not share any power with respect to Mr. Puglisi's shares and Mr. Puglisi does not share any power with respect to Mr. Howells' shares. Mr. Howells disclaims the existence of a "group" as a result of his relationship with Mr. Puglisi.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.

                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         2/12/98
                                           -------------------------------------
                                                          (Date)

                                                    /s/ Mark S. Howells
                                           -------------------------------------
                                                         (Signature)

                                                       Mark S. Howells
                                           -------------------------------------
                                                        (Name/Title)